SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 Or 15d-16 Of The
                         Securities Exchange Act of 1934

                         For the month of October, 2004

                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
             (Exact name of Registrant as specified in its Charter)

                           LATIN AMERICAN EXPORT BANK
                 (Translation of Registrant's name into English)

                        Calle 50 y Aquilino de la Guardia
                                 Apartado 6-1497
                             El Dorado, Panama City
                               Republic of Panama

              (Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F X      Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

                              Yes __      No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 8, 2004

                                    Banco Latinoamericano de Exportaciones, S.A.

                                                  By: /s/ Pedro Toll
                                                      -----------------
                                                  Name:  Pedro Toll
                                                  Title: Deputy Manager

                                     Bladex [LOGO]

PRESS RELEASE

                  BLADEX ANNOUNCES PREPAYMENT OF ARGENTINE LOAN

Panama City, Republic of Panama, October 8, 2004 - Banco Latinoamericano de Exportaciones, S.A. - Bladex (NYSE:BLX or the "Bank"), announced today the receipt of a US$56 million prepayment on an Argentine loan. The Bank will account for the impact of this prepayment by reversing allocated loan loss provisions back to earnings. As a result, Bladex expects to generate a profit for accounting purposes of approximately US$43 million, which will increase the Bank's equity capital by the same amount.

Along with the receipt of scheduled principal payments, other prepayments, and asset sales, this prepayment will result in a reduction of the Bank's credit portfolio in Argentina from US$360.1 million at June 30, 2004 to approximately US$253.1 million at October 8, 2004.

Jaime Rivera, CEO of Bladex stated: "This significant reduction in our exposure in Argentina validates our strategy that supporting our clients is the best way to maximize their repayment ability and speaks unequivocally of Bladex's institutional strengths. We look forward to continued progress in this portfolio, and to market conditions gradually allowing us to again finance trade in an important country that we know well, and where we have a number of valuable client relationships."

Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to finance and promote trade in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, Latin American and international commercial banks, and institutional and retail investors.

For further information, please access www.blx.com or contact:

--------------------------------------------------------------------------------
Carlos Yap, Senior Vice President - CFO
Tel.: (country code 507) 210-8581, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc., 80 Wall Street, Suite 515,
New York, NY  10005
Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com
--------------------------------------------------------------------------------